

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-mail
Robert S. Ehrlich
Chief Executive Officer
Arotech Corporation
1229 Oak Valley Drive
Ann Arbor, MI 48108

> **Re:** **Arotech Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 12, 2013**
> **File No. 000-23336**

Dear Mr. Ehrlich:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Proposal Number 5, Quasi-Reorganization, page 10

1. We note the discussion in your response letter dated August 26, 2013, which highlights that you discontinued your electric vehicle program and consumer battery business in 2002 and your Armor Division in 2011. To help us better understand your reorganization and the changes in your lines of business, please tell when you became involved, either by start-up or by acquisition, with each of the businesses that are now part of (i) your Training and Simulation Division and (ii) your Battery and Power Systems Division. Clearly describe any events that impacted the history of these businesses. If possible, quantify the amounts of accumulated losses relating to these businesses since their inception.

2. Please refer to the third paragraph of SEC *Financial Reporting Release Section 210 Quasi-Reorganization (*ASR 25) which says in part that quasi-reorganizations are to be employed only in circumstances which would justify an actual reorganization or

formation of a new corporation and particularly not if the sole or principle purpose of the quasi-reorganization is the elimination of a deficit in earned surplus resulting from operating losses. Tell us how you considered that guidance in undertaking your planned transaction.

3. As a related matter, provide us with your detailed analysis of how you met the requirement in ASR 25 that the reorganization procedure accomplishes, with respect to the accounts substantially what might be accomplished in a reorganization by legal proceedings, namely, the restatement of assets in terms of present considerations as well as appropriate modifications of capital and capital surplus, in order to obviate, so far as possible, the necessity of future reorganization of like nature.

4. In addition, please tell us how you concluded that you reasonably expect to have profitable operations based on the restated asset and liability carrying amounts in terms of present conditions. In this regard, we note that you only generated a profit for the twelve months ended June 30, 2013, which is the first time this has happened since inception in 1990. We see that you generated a loss for the year ended December 31, 2012. Considering the limited history, please tell us why you reasonably expect to have profitable operations based on the restated assets and liabilities.

5. We reference your discussion on page 11 that the implementation of the Reorganization is dependent on a determination by your accountants that the Reorganization is in accordance with accounting principles generally accepted in the United States (GAAP). Please tell us if your auditors have concluded that the reorganization is in accordance with GAAP.

6. Please tell us when you will provide the pro forma financial information required by Rule 11-01 of Regulation S-X reflecting the effect of the quasi-reorganization.
Please note that the pro forma information should include a balance sheet as of the most recent interim period and income statements for the previous fiscal year and any interim period of the current year as if the quasi-reorganization occurred on the first day of the previous year. Tell us why you have not provided pro forma information showing the revaluation of your assets and liabilities to fair value in the Preliminary Proxy Statement on Schedule 14A since it appears to be material information to shareholders who are voting on the matter. Refer to the requirements of FASB ASC 852-20, ASR 25 and SAB Topic 5-S.

7. We reference the statement in your letter dated August 26, 2013 that you recognize that the current value of the goodwill or intangibles may be reduced as part of the process. Please tell us how you determined if the fair value of your business still justifies the goodwill of $30.7 million that is recorded as of June 30, 2013. In this regard, please tell us the results of the goodwill impairment analysis that you performed as of June 30, 2013 under FASB ASC 350-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding these comments. Please contact Martin James at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

Cc: Steven M. Skolnick (via E-mail)